UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                VSB Bancorp, Inc.
             (Exact name of registrant as specified in its charter)


New York                                                     11-3680128
(State of incorporation or                                   (I.R.S. Employer
 organization)                                               Identification No.)


3155 Amboy Road, Staten Island, New York                         10306
(Address of principal executive offices)                         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

Common Stock                                      NASDAQ Stock Market LLC


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


Securities Act registration statement file number to which this form relates:
N/A (if applicable)


Securities to be registered pursuant to Section 12(g) of the Act:

                                (Title of class)
                                       N/A

                                (Title of class)
                                      N/A

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Item 1. Description of Registrant's Securities to be Registered.

General. VSB Bancorp, Inc. ("VSB") is authorized to issue 3,000,000 shares of common stock having a par value of $.0001 per share and no other shares of capital stock. VSB currently has 1,891,759 shares of common stock outstanding. The holders of record of issued and outstanding shares of common stock are entitled to one vote per share on all matters that come before the stockholders for a vote.

Dividends. VSB can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. Each share of common stock is entitled to share equally with all other shares of common stock with respect to any dividend paid by VSB on account of its common stock.

Voting Rights. The holders of common stock of VSB possess exclusive voting rights in VSB. Each holder of record of common stock will be entitled to one vote per share. Stockholders will not have any right to cumulate votes in the election of directors, which means that a stockholder may not cast more votes for any one nominee than the number of shares owned by that stockholder, even if there is more than one seat up for election.

Liquidation. In the event of liquidation, dissolution or winding up of VSB, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of VSB available for distribution.

Preemptive Rights and Redemption. Holders of the common stock of VSB are not entitled to preemptive rights with respect to any shares which may be issued. The common stock is not subject to redemption.

Provisions in the certificate of incorporation or by-laws that would delay, defer or prevent a change in control.

The bylaws of VSB provide, that, except for proposals or nominations by the Board of Directors, a stockholder will be permitted to nominate a person to serve as a director or to present another proposal to stockholders at a stockholders' meeting only by first satisfying certain requirements. A stockholder must give advance written notice to the Secretary of VSB before making any such nomination or submitting such a proposal. To be timely, a stockholder's notice must be delivered to or mailed to and received at the principal executive offices of VSB not less than ninety days prior to the date of the annual meeting; provided, however, that as to any annual meeting held earlier than 30 days in advance of the anniversary of the annual meeting in the previous year, the notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the meeting is made.

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

The notice must be signed by the stockholder. The notice must also state (i) the name and address of such stockholder as they appear on VSB's books and (ii) the class and number of shares of the VSB's capital stock that the stockholder beneficially owns.

As to notices of intent to submit a proposal for stockholder vote, the notice must state: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; and (ii) any material interest of the stockholder in the proposed business. Only business which is a proper subject of stockholder action may be proposed at or voted on at the meeting.

As to notices of intent to nominate a person as a director, the notice must state: (i) all information relating to each proposed nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to applicable law and regulation; and
(ii) any business, familial or employment relationship between such stockholder and such nominee. The notice must be accompanied by the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected, provided, however, that VSB will not be required to name such nominee in any proxy statement prepared by VSB or to solicit votes for such nominee unless required by law to do so.

At any special meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the Board of Directors.

Authorized but unissued shares of common stock not reserved for issuance upon the exercise of outstanding stock options are available for sale or issuance by VSB without stockholder approval, unless stockholder approval is required by law for the transaction in which the stock will be issued, such as in connection with certain mergers.

Directors of VSB are elected by a plurality of the votes cast by stockholders in the election of directors.

Directors are elected for three year terms (except with respect to certain elections to fill vacancies) and directors are classified into three classes, so approximately one-third of all directors are elected each year.


Item 2. Exhibits.

None

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


SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       VSB Bancorp, Inc.


                                       By: /s/ RAFFAELE M. BRANCA
                                           -------------------------------------
                                           Raffaele M. Branca, Executive Vice
                                           President and CFO
Date: January 10, 2007

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